Exhibit 99.1

ZOOZ Strategy Announces a $50 Million Share Repurchase Program, Subject to Meeting Regulatory Requirements

TEL AVIV, Israel, November 3, 2025 - ZOOZ Strategy Ltd. (Nasdaq & TASE: ZOOZ) (the “Company”) announced today that its Board of Directors has approved the adoption of a share repurchase program to acquire up to $50 million of the Company’s outstanding ordinary shares, subject to meeting applicable regulatory requirements. The share repurchase program is for a 12-month period and will allow the Company to repurchase its shares from time to time using a variety of methods, including open market purchases, negotiated transactions or otherwise, all subject to applicable law.

The proposed share repurchase program will not obligate the Company to acquire any particular amount of shares, and the program may be suspended or discontinued at any time at the Company’s discretion. The Company will be able to commence share repurchases under the program only after the conclusion of a 30-day period following the Company’s publication of notice to its creditors in accordance with the Israeli Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel), 5760-2000 and the Israeli Companies Regulations (Approval of Distribution), 5761–2001.

“In our pursuit of acquiring the largest Bitcoin position in the Middle East, there may be times when the best return of our capital is to acquire our own shares,” said Jordan Fried, Chief Executive Officer of ZOOZ Strategy Ltd.

As of October, 30, 2025, the Company holds 1,036 Bitcoin worth $116,820,396.

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term Bitcoin treasury strategy. The Company is pioneering an innovative approach to capital allocation by holding Bitcoin as a strategic asset, offering shareholders asymmetric, long-term exposure to Bitcoin while maintaining financial and regulatory standards. ZOOZ is publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the implementation and execution of the share repurchase program, including its timing, its terms and any repurchases that may be made thereunder, the execution of the Company’s Bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new Bitcoin treasury strategy; the risk that ZOOZ’s share price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel.

Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

For Media Inquiries:

ZOOZ Public Relations

Elad Kafri - elad@danilevy.co.il

Omri Haroosh - omri@haroosh.co

Miri Segal - msegal@ms-ir.com